Exhibit 99.11

Consent of Stephen Ling

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Orla Mining Ltd. (the “Company”) for the year ended December 31, 2025 (collectively, the “Annual Report”), I, Stephen Ling consent to: (i) the inclusion and incorporation by reference in the Annual Report of information derived or summarized from the report entitled “NI 43-101 Technical Report, Camino Rojo Project, Zacatecas State, Mexico” dated effective September 30, 2025, or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me; (ii) the inclusion and incorporation by reference in the Annual Report of the mineral reserve estimate for the Camino Rojo Oxide Mine as at December 31, 2025, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me; and (iii) the use of and reference to my name, including as an expert or "qualified person", and my involvement in the preparation of such information, in each case where used or incorporated by reference into the Annual Report.

I also consent to the use of my name in and the incorporation by reference of such information contained or incorporated by reference in the Annual Report and exhibits thereto into the Company’s Registration Statement (No. 333-290267) on Form F-10, Registration Statement on Form S-8 (File No. 333-272171) and Registration Statement on Form S-8 (File No. 333-290273)in each case as amended.

/s/ Stephen Ling
Stephen Ling, P. Eng.
Orla Mining Ltd.

Dated: March 19, 2026